Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of W&T Offshore, Inc. for the registration of 39,876,501 shares of its common stock and the registration of debt securities, guarantees of debt securities, preferred stock, depository shares and securities warrants, and to the incorporation by reference therein of our reports dated March 6, 2015, with respect to the consolidated financial statements of W&T Offshore, Inc., and the effectiveness of internal control over financial reporting of W&T Offshore, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

March 23, 2015

Houston, Texas